UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                          SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                  Merry Land Properties, Inc.
                  ---------------------------
                       (Name of Issuer)



                  Common Stock (no par value)
                  -----------------------------
                 (Title of Class of Securities)

                           590441
                        --------------
                        (CUSIP Number)



                      Mark S. Burgreen, Esq.
               Hull, Towill, Norman & Barrett, P.C.
                P. O. Box 1564, Augusta, GA 30903
                          (706) 722-4481
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       (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                         November 6, 1998
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       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
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                        Page 1 of 5 Pages

CUSIP No.: 590441                                  Page 2 of 5

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(1) Name of Reporting Person     W. Tennent Houston
                             ------------------------------------
    S.S. or I.R.S. Identification No. of above person (Entities
    Only)

    -----------------------------------------
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(2) Check the appropriate box if a member of a group
    (a) [ ]
    (b) [ ]
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(3) SEC use only

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(4) Source of Funds (See Instructions) PF

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(5) Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)    [ ]
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(6) Citizenship or Place of Organization

    United States
    ------------------
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
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
 Number of   (7) Sole Voting Power                      234,794
  Shares     ----------------------------------------------------------------------------------------------
Beneficially (8) Shared Voting Power                       0
 Owned by    ----------------------------------------------------------------------------------------------
   Each      (9) Sole Dispositive Power                 234,794
Reporting    ----------------------------------------------------------------------------------------------
Person With  (10) Shared Dispositive Power                 0
-----------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       234,794
     --------------
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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]
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(13) Percent of Class Represented by Amount in Row (11)
        9.0%
     -----------
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(14) Type of Reporting Person (See Instructions)
        IN
     -----------------
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CUSIP No.:  590441                                  Page 3 of 5
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ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, no par value (the "Common Stock") of Merry Land Properties, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 624 Ellis Street, Augusta, Georgia
30901.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by W. Tennent Houston, whose business address is 624 Ellis Street, Augusta, Georgia 30901. Mr. Houston is presently the Chairman of the Board and Chief Executive Officer of the Company.

     During the last five years, Mr. Houston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Houston is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Amendment relates to 29,500 shares of Common Stock purchased with personal funds on the open market and 4,325 shares of Common Stock purchased with personal funds directly from an individual.

ITEM 4. PURPOSE OF TRANSACTION

     All of the shares of Common Stock beneficially owned by Mr. Houston are held for investment. Mr. Houston may, from time to time, depending upon market conditions, liquidity needs and other investment considerations, purchase additional shares of common stock for investment or dispose of shares of Common Stock. As an officer and director of the Company, Mr. Houston expects to regularly explore potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible acquisitions, dispositions, reorganizations, mergers, or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company. Except as noted above, Mr. Houston has no plans or proposals which would relate to or result in any of the matters referred to in paragraphs (a) through (g) of the instructions to Item 4 of
Schedule 13D.


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CUSIP No.:  590441                                Page 4 of 5
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ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) Mr. Houston beneficially owns an aggregate of 234,794 shares of the Company's Common Stock, constituting 9.0% of the number of shares of such common stock outstanding on the date hereof.

     (b) Mr. Houston has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of all shares of Common Stock beneficially owned by Mr. Houston.

     (c) The Amendment relates to shares of Common Stock acquired during the past 60 days in the following manner:

     (1) 29,500 shares of the Common Stock were purchased with personal funds on the open market through a broker in several transactions, described as follows:


       DATE                NO. OF SHARES            PRICE PER SHARE

     10/29/98                  6,000                   $4.83
     11/03/98                  8,500                   $4.94
     11/05/98                  5,000                   $4.94
     11/06/98                 10,000                   $4.94

In addition, Mr. Houston purchased 4,325 shares of Company Common
Stock from an individual on October 30, 1998 for $4.875 per share.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.
                                                     Page 5 of 5


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 1998

                             /s/ W. Tennent Houston
                            -------------------------------------
                             Signature
                             W. Tennent Houston